Exhibit 99.36

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Mogo Finance Technology Inc. (“Mogo” or the “Company”)

Suite 1700, Park Place

666 Burrard Street

Vancouver, British Columbia V6C 2X8

Item 2.	Date of Material Change

June 6, 2017

Item 3.	News Release

A news release with respect to the material change referred to in this report was disseminated through Canada Newswire on June 6, 2017, and subsequently filed under the Company’s profile on SEDAR.

Item 4.	Summary of Material Change

On June 6, 2017 the Company announced that it has closed of its previously announced commercially reasonably “best efforts” public offering (the “Offering”) of 10% senior secured convertible debentures (the “Debentures”).

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

The Company announced that it had closed the Offering of the Debentures. The Offering was fully subscribed. Mogo sold $15,000,000 aggregate principal amount of the Debentures pursuant to the Offering at a price of $1,000 per Debenture. Mackie Research Capital Corporation, Cormark Securities Inc., Canaccord Genuity Inc., Haywood Securities Inc. and M Partners Inc. (collectively, the “Agents”) acted as agents under the Offering.

Net proceeds from the Offering will be used to fund the growth of the Company’s loan portfolio, with an emphasis on its long-term loan products. The Company’s loans are primarily funded using two credit facilities with Fortress Credit Co LLC, with a portion of each loan being funded by the Company. The net proceeds of the Offering will be used to satisfy such portion of each new loan.

The Debentures bear interest from June 6, 2017 at 10% per annum, payable semi-annually on May 31 and November 30 of each year. The Debentures are conditionally listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “MOGO.DB”, subject to the Company fulfilling all of the listing requirements of the TSX on or before August 4, 2017.

Mr. Michael Wekerle, Difference Capital, and certain of Mr. Wekerle’s associates, have acquired $6,250,000 aggregate principal amount of the Debentures under the Offering. Due to Mr. Wekerle’s current significant shareholdings in Mogo, Mr. Wekerle and certain of his associates and affiliates are is restricted from converting any Debentures he and his associates and affiliates hold until Mogo obtains disinterested shareholder approval in respect thereof. Mogo plans to seek such shareholder approval at a special meeting of the shareholders to be held in the third quarter of 2017.

5.2	Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Lisa Skakun, the Chief Legal & Administrative Officer of the Company, is knowledgeable about the material change described above. Her business telephone number is 1-604-659-4380.

Item 9.	Date of Report

June 13, 2017